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                                September 22, 2020

       Josh Bayliss
       Chief Executive Officer
       VG Acquisition Corp.
       65 Bleecker Street, 6th Floor
       New York, NY 10012

                                                        Re: VG Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 16,
2020
                                                            File No. 333-248844

       Dear Mr. Bayliss:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed September 16, 2020

       Exhibits

   1.                                                   We note that Section
9.3 of the Form of Warrant Agreement filed as Exhibit 4.4 includes an applicable law
provision limiting where claims may be brought (e.g., the courts of the
                                                        State of New York or
the United States District Court for the Southern District of New
                                                        York). Please clarify
if this provision is applicable to investors in this offering and, if so, whether it applies to
claims made under the federal securities laws. If the provision is applicable to investors
in this offering, please also revise your prospectus to discuss the provision, including a
description of any risks or other impacts on investors and whether there is uncertainty as
to its enforceability.
 Josh Bayliss
FirstName  LastNameJosh  Bayliss
VG Acquisition  Corp.
Comapany 22,
September  NameVG
               2020 Acquisition Corp.
September
Page 2     22, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction